 Exhibit 99.3

Transcript – Operations update

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANTs

Pravin Rao

Chief Operating Officer

Pravin Rao

Good Morning. A Warm Welcome from me as well. I will spend the next 15-20 minutes talking about the Operational Highlights. It is a standard Safe Harbor Clause. As Vishal said, our renew and new strategy has been resonating very well with our clients. We have seen tremendous improvement in almost all the client metrics in the last couple of years. We have added 325 new clients taking our total client base to 1,092 in FY’16. Our average revenue from top-10 clients increased to $213.8 mn. The growth engine for us in future has also increased significantly from 529 in FY’15 to 558 in FY’16. Mohit later in the day will talk lot more on what we are doing on the sales effectiveness and I am also not touching upon what we are doing on the core delivery renovations which Ravi will be talking about later on.

Over the last two years, we have been on a journey to make the employee experience at Infosys not only empowering but also delightful. We have undertaken many focused initiatives in this regards. We have revamped our entire performance management process. About a year back we eased out the bell curve-based CRR process and now our performance is much more on a continuous feedback basis, much more continuous engagement with employees giving feedback on performance and development. We have also started looking at differentiating high performance in a much more unique way than we have done in the past. This year during the compensation increase the average increase of compensation for high performers was 2.2x the average increase across the board. We have also recently relaunched our stock option program; we have issued stock options for 7,800 middle management people, people who are in JL-7 and below. A significant percentages of them are at JL-7 and we have a coverage of about 22%. These are all high performers in that group. We have also broad-based and extended coverage to some of the people at junior levels as well. We will be extending this to senior management in the coming quarters.

We have also looked at providing better career and growth opportunities for our people. We have created an online market place where all the open jobs picking the system are available for employees to apply to. We are actively promoting more internal hiring and reducing dependence on external hiring and restricting it only to niche skills. This has been received very well by employees who now get lot more opportunities for growth within the organization. We have also simplified process for movement of people across various groups. We are also engaging with the new digital workforce in many ways. We have right from our relaxed dress code to BYOD to open internet and other things, many things we have done keeping in tune with the current times. Talent development is obviously top in our development agenda. So there are a lot of interventions both at individual level and at project teams’ level. We have also created talent councils with experienced senior people in both delivery and sales to drive strategic interventions and talent imperatives.

For the onsite we have created a new program called “LaunchPad” this is for new people joining Infosys and the experience of people joining Infosys has dramatically improved post launch of this program. The feedback has been very positive. In the diversity and inclusivity area, we have launched a Mobile App targeted at would-be and returning mothers. This App gives a continuous information about what is happening in the company, it gives insights about opportunities available but more importantly it also gives opportunity for people to access learning platform so that they can continue to get skilled while they are on maternity leave.

We have also started interacting with families of employees, we have many interventions and creating that Wow factor, we have interventions like Petit Infoscion, we are celebrating milestones of people inviting families and so on. So all these have resonated extremely well.

So net-net, what this has really translated is our overall attrition in the last 12-18-months has come down dramatically. In Q4 of last year it was about 12.5%, one of the lowest in recent times. More importantly, in the last couple of quarters, we have been tracking high performer attrition. High performer attrition as you can see is also pretty much low when compared with overall attrition. There has also been a lot of talk in the recent past about senior management attrition and so on. But from a data perspective, I have also shown titleholders attrition which are senior management which is at a pretty low level; in Q1 titleholder attrition was only 4.9% as compared to the overall attrition of 15.8% at Infosys standalone level. So, the point is as Vishal also talked about while we have had some exits but we also have a very deep leadership bench and overall attrition is very much within manageable levels.

Going forward, we will continue to focus on differentiation, continue to focus on performance management, and also we will now start looking lot more on newer ways of leadership engagement, leadership intervention. We have recently also after a span of two-three years, we have hired new head for Infosys Leadership Institute, it is a lady called Robin, she will be based in US, she just joined about a couple of weeks back. So, we are very excited about her joining on board, she comes with very good background and she has spent about 10-years in GE as well in their leadership development program.

We always take tremendous pride in terms of our education and learning. Significant part of our success we attribute to our investment in this space. So we continue to invest in improving our infrastructure on education and we have seen tremendous improvement in all the metrics. Last year we saw percentage of employees reskilled improve to 69%, this reskilling is in newer areas, some of it is due to employees own aspirations, many of them are reskilling for newer technologies, some of them are also because of recommendations from the managers. We have also seen average training days improve from 4.1% to 4.9% for the year.

We have done multiple things. Our foundation program, the initial program which freshers when they join Infosys they spend about five months in Mysore going through this program, we have revamped this program significantly in the last 12 to 18-months. We have introduced new methodologies, new techniques, new tools and so on. One of the interesting things we have done is we are now training people simultaneously on three programs, that is what we call as “Power of Three.” The idea is we believe that by doing this people’s grasp of the fundamentals will be much stronger and they will also become much more versatile. So this is something which we have started in a couple of quarters and we are very excited about this. We have our own Infosys Learning Platform which we have developed in-house. So this is a light weight learning management system which has functionalities like collaboration, integrated hands-on, auto verification and all these have resulted in significant increase in the learning effectiveness. That has actually shown in the results. So if you look at first time passing training, typically at the end of five months of training, people are administered test and typically it is a go or no-go test, people get 3 opportunities to pass the test and if they do not pass in three opportunities they are let go and on an average we have three or four per cent of trainees who actually do not pass through this training. So the first time pass percentage after we introduced made all these changes in our training methodology has improved from 45% to 65%. Similarly, high performer people getting more than 80% in our training has also improved from 16% to 31% by these interventions.

We have also launched Digital Tutor. It is an in-house YouTube kind of thing where we have all these learning videos. So this is again something which gives the ability for an expert to produce a video and deploy it in a seamless manner in a very short period of time. So people have started using this in a significant way. Going forward, we will be hosting this on Cloud so that all these learning platforms will be available for our employees anytime, anywhere and they can learn at their own pace.

Lastly, going forward, some of the areas we are focusing on obviously, we are also looking at a next-generation knowledge management system focusing on reuse and improving productivity. Apart from that, Vishal also talked about it apart from our own in-house training, we are also complementing it with external training through ADEX and particularly in newer areas like Coursera and so on. So lot of changes in training and results have been pretty impressive.

On the quality front, our quality programs are focused on improving our productivity and driving high maturity levels in our projects. In FY’16, about 75% of our projects were at highest level of maturity with CMM Level 5. We have had several interventions over the course of the year in terms of improving our productivity through usage of tools, through reuse, through platforms and more importantly, bringing this as part of the developer’s ID platform, so that they are able to use some of these tools in a very efficient way and improve productivity. We have seen aggressive adoption of Agile and DevOps programs. Infosys has developed its own DevOps program for continuous integration and deployment which has been received extremely well. We also have a set of individuals in quality which provides Consulting, there are about hundred and odd people and we have seen significant traction in the recent months, particularly in the areas of training our clients on DevOps and other methodologies.

Going forward, we are focusing a lot on building the next-generation program management system. The idea is for any project manager when he starts a project based on the past experience, based on the nature of the project, idea is to recommend tools, recommend process, recommend methodologies, showcase what are the typical risks that one can anticipate during the execution of the project of that kind, the kind of projects similar projects we have executed in the past, the people who have worked on those projects, all these insights will be available to the project manager. Project manager will also have tools for modeling and predicting outcomes and then making trade-offs between number of people or timeline and so on. So the whole idea is today project management system is largely a data entry system but the idea is to transform it into something much more meaningful, something much more insightful which will provide insights and also give information to the project manager on an ongoing basis.

Over the years, as we have scaled and as we have grown, many of our systems and processes have become very complex and very convoluted. This has caused lot of frustration amongst people. So over the last 18-months we have been on a journey to reimagine each of our core process, reengineer them, using Design Thinking principles, simplifying it, making them much more efficient, reducing cycle time, improving the employee experience, integrating various systems and so on. In the last three-four quarters, we have seen significant benefits results from this. For instance, in our OTR systems we have seen about 45% improvement in simplified order creation and deal pricing or in the procurement process in the areas of vendor empanelment, we have seen about 20% improvement in cycle times. On the IT side, we have provided, as I said earlier, we have had BYOD for our employees, we have enabled open internet for everyone in the company, we have mobile enabled about 20-and-odd critical applications, so people can access these applications anywhere, anytime on their own devices. We have invested a lot in communication and collaboration tools, we have adopted Yammer as a collaboration tool. Each of the employees now have access to video conference, audio conferencing and chat facilities on their workstations with which they can interact with both clients and their peers. We have also invested in technology which helps you provide better experience when you are working from home and in a much more secure manner. So there are many changes on the IT side as well we have done to enable and improve employee experience in a big way.

So far the effort in the last 12-18-months has been looking at each function, each department, identifying the key critical business metrics and improving them, making them best-in-class. Going forward, the process will be we are looking at some cross-functional processes, again looking at outcomes, looking at metrics and seeing how to make those cross-function process best-in-class. We have identified about 5 or 6 critical cross-function process across the system, some things like global mobility, OTR, procure to pay and so on.

Recently early this year we also launched a program called “Optivise”. This is a program where we have requested employees to share ideas and thoughts on how we can reduce wastage, reduce cost, eliminate cost and improve productivity. We have so far received about 3,200 ideas and suggestions. We have shortlisted about 250 ideas for implementation using the (DFV) Desirability, Feasibility and Viability Principles. About 27 such ideas have already been implemented.

So net-net, I think in the last 12-18-months we have seen significant improvement in processes. Our whole idea has been to make sure, we are simplifying the processes, we are improving the experience of employees so that we are reducing the cycle times, we are making employees focus much more on their core areas rather than getting bogged down with systems. There is a lot more emphasis on performance management, lot more emphasis on people enablement. As we have seen earlier, we have also revamped our training in a significant way using latest tools, techniques and methodologies. So, obviously significant progress has been done but this is again work-in progress and we expect to see much more benefits in the coming months. Thank you.